

Mail Stop 3561

June 24, 2009

Via U.S. Mail and Facsimile

Al A. Gonsoulin
Chief Executive Officer
Phi, Inc.
Post Office Box 90808
Lafayette, LA 70509

> **Re:** **Phi, Inc.**
> **File Number: 000-09827**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Schedule 14C filed April 15, 2009**

Dear Mr. Gonsoulin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Michael J. McCann
Fax: (337) 235-1357